FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2017

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

São Paulo, Brazil, February 23, 2017 – GPA [BM&FBOVESPA: PCAR4 (PN); NYSE: CBD] announces its results for the fourth quarter of 2016 (4Q16). The comments refer to the consolidated results of the Group or of its business units. All comparisons are with the same period in 2015, except where stated otherwise.

Fourth Quarter and Full Year 2016 Results

In the financial statements of GPA on December 31, 2016, due to the ongoing divestment of the interest held by GPA in Via Varejo S.A. as announced in the material fact notice of November 23, 2016, the operations of Via Varejo are treated as discontinued operations. Hence, net sales and other profit or loss lines were adjusted retroactively as from January 1, 2015, as determined by IFRS 5/CPC 31, and approved by CVM Resolution 598/09 - Sale of non-current assets and discontinued operations. Consequently, the following comments do not include the performance of Via Varejo.

Food segment revenue reaches R$45 billion in the year, up 11.7%, accelerating to 12.5% in 4Q16

Hypermarkets Extra:

o   Success of commercial strategies confirmed:

- Gains in market share in terms of volume for 9 consecutive periods (April to December) and same-store sales growth of around 5% in 4Q16

- Recovery of volume by approximately 900 basis points (bps) since 1Q16

- Customer traffic improved by 750 bps since the launch of new commercial actions

o   Reversal of trend in same-store sales in non-food categories, which delivered positive performance in the quarter

Pão de Açúcar

o   Banner resilience resulted in stable market share in the last two years

o   Inauguration of two new stores during 2016 and planned opening of 5 stores in 2017

Assaí

o   Revenue reached R$15.7 billion, increasing 39.2% in the year, due to:

- Solid same-store sales performance of 18.6%, and double-digit growth in customer traffic, coupled with significant market share gain of around 400 bps

- Assertiveness of the expansion, with 13 new stores in the last 12 months, including 2 conversions. Opening in 3 new states in 2016 and present in all regions of the country

o   Acceleration of store portfolio optimization strategy: the two conversions of Extra Hiper to Assaí registered sales growth of over 2.5x, exceeding expectations. A total of 15 conversions are planned for 2017, additionally to 6-8 new openings

o   Assaí accounted for 35% of revenue in 2016 (28% in 2015), which is expected to reach 40% by the end of 2017

Adjusted EBITDA came to R$2.2 billion in 2016, despite the adverse scenario for consumption

Multivarejo

o   Adjusted EBITDA totaled R$1.5 billion, with margin of 5.6%

o   Extra: gross margin already reflects the adequate level of competitiveness and no additional pressures are expected

o   Pão de Açúcar: high profitability of the format maintained

o   Proximity: profitability evolution of 250bps

o   Continuous focus on operational excellence:  (i) improvement in the level of shrinkage; ii) increased productivity of operational teams; and (iii) reduction of the energy cost

Assaí

o   Adjusted EBITDA growth of 54.5%, for EBITDA margin expansion of 50 bps to 4.7%. Consequently,  adjusted net income almost doubled in the period, despite strong organic expansion

o   New-generation stores, i.e. those opened as of 2013, already deliver 100 bps higher EBITDA margin compared to older stores;

Financial result in the year corresponded to 2.2% of sales, practically stable compared to the previous year, with gross debt cost down 20 bps

Reduction in leverage: Net debt¹ / EBITDA ratio of 0.3 times and improvement of R$357 million in net debt¹

(1) Includes credit card receivables not discounted of R$241 million in 4Q16 and R$136 million in 4Q15.

	Food Business			Multivarejo(1)			Assaí
(R$ million)(2)	2016	2015	Δ	2016	2015	Δ	2016	2015	Δ

Gross Revenue	44,969	40,242	11.7%	29,233	28,934	1.0%	15,736	11,308	39.2%
Net Revenue	41,454	37,198	11.4%	26,967	26,744	0.8%	14,487	10,453	38.6%
Gross Profit	9,520	9,075	4.9%	7,350	7,538	-2.5%	2,170	1,537	41.2%
Gross Margin	23.0%	24.4%	-140 bps	27.3%	28.2%	-90 bps	15.0%	14.7%	30 bps
Selling, General and Adm. Expenses	(7,451)	(6,689)	11.4%	(5,957)	(5,588)	6.6%	(1,494)	(1,100)	35.8%
% of Net Revenue	18.0%	18.0%	0 bps	22.1%	20.9%	120 bps	10.3%	10.5%	-20 bps
Adjusted EBITDA(3)	2,201	2,524	-12.8%	1,520	2,083	-27.0%	681	441	54.5%
Adjusted EBITDA Margin	5.3%	6.8%	-150 bps	5.6%	7.8%	-220 bps	4.7%	4.2%	50 bps
Net Financial Revenue (Expenses)	(903)	(768)	17.6%	(809)	(690)	17.1%	(94)	(77)	21.5%
% of Net Revenue	2.2%	2.1%	10 bps	3.0%	2.6%	40 bps	0.6%	0.7%	-10 bps
Adjusted Net Income (Loss) - Controlling Shareholders - continuing operations (4)	389	769	-49.4%	53	597	-91.1%	336	172	95.3%
Adjusted Net Margin	0.9%	2.1%	-120 bps	0.2%	2.2%	-200 bps	2.3%	1.6%	70 bps

(1) Includes the result of Malls and Corporation. (2) Totals and percentages may not add up due to rounding. All margins were calculated as a percentage of net sales; (3) Earnings before interest, taxes, depreciation and amortization adjusted for the total of “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses. (4) Net Income adjusted for the total of “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses, as well as the respective effects of associated income tax.

MESSAGE FROM MANAGEMENT

As the preceding year, 2016 was marked by a challenging period in which the macroeconomic scenario remained recessionary and consumers more selective, following a decade of accelerated expansion in Brazil’s retail industry.

GPA’s response to this transformation in market conditions began with a comprehensive review of the key fundamentals of retailing, such as store assortment, how we manage the product mix and our capacity to improve procurement and offer customers more attractive promotions and conditions.

Going back to basics, while capturing efficiency gains and prioritizing agility and simplicity, was one of our guiding principles. This effort extended to include GPA’s corporate structure and corporate governance practices: we streamlined our internal structures and made the relationship between our executive Committees and the Board of Directors more robust and effective.

At our businesses, we made progress on analyzing our portfolio from a strategic standpoint, which will ensure more balanced growth, especially in higher-return formats. This led us to prioritize new store openings in models best suited to their environments (Assaí cash & carry, Minuto Pão de Açúcar proximity stores and Pão de Açúcar) and to shut down unprofitable units.

We also began a process to change the banners of existing assets, by converting two Extra Hiper stores into Assaí, whose initial results have surpassed our expectations. For 2017, we will accelerate this timetable by opening approximately 15 new Assaí store conversions. In addition to the 6 to 8 new Assaí stores to be opened, the conversions will help accelerate the expansion of GPA’s cash-and-carry banner into new cities and states across Brazil.

Our results in 2016 show that we’re on the right path. GPA’s food segment posted net sales growth of 11.4% on the prior year, which is even more significant considering the recessionary macro environment. Assaí made the strongest contributions to our consolidated results, with sales growth of 38.6% on 2015. This growth shows that the expansion carried out in 2016, with 13 new stores opened, was the right choice and that our positioning is aligned with the current economic context.

In the Proximity segment, we were pleased to see our Minuto Pão de Açúcar stores featured by the website Canadian Grocer as one of the 25 grocery stores to visit before you die. We also launched Aliados CompreBem, a partnership between GPA and small and midsized retailers that already has reached 102 stores in operation.

At Multivarejo, we adjusted our commercial actions and operations at the Extra banner to improve alignment with consumer trends, who are increasingly sensitive to promotions and to protecting their purchasing power. The new actions launched in 2016 have begun to bear fruit, with growing sales and consistent market share gains.

We took an important strategic decision in 2016: to concentrate our efforts on the food segment (our core business), which led us to announce, at year-end, the divestment of Via Varejo. The proceeds from the transaction, which should be concluded in 2017, will be invested in actions to consolidate and expand GPA’s market share in the Food segment, given the opportunities for future investments and the prospects for growth, as well as the expected recovery in food retail consumption over the coming years.

In sustainability, we also made important advances in 2016, which included incorporating diversity and energy efficiency indicators into the variable compensation calculation. We also dedicated greater efforts to fostering diversity, with a focus on the company’s strategic stakeholders. And we made progress on reducing the social and environmental impacts of our activities. The group’s new Beef Sourcing Policy, which was launched this year, allows us to control 98% of the beef we sell, which ensures social and environmental compliance in terms of the direct product origin. Meanwhile, the project Reutilizar, which allows consumers to shop using their own reusable containers, reduces unnecessary packaging waste, while enabling them to buy just the amount they need.

We begin 2017 facing an economic scenario as challenging as last year’s, but with our company now better prepared and structured. We remain cautious, yet confident that the scenario will improve throughout the year, and that the second half will bring a more promising outlook.

We will maintain the same rigor and discipline in our actions and investments to protect the interests of shareholders, ensure the Company’s sustainable growth and accomplish our mission: to grow sustainably, with a focus on the customer, while streamlining our operations and adopting best management practices in all our activities.

INDEPENDENT AUDITORS

The parent company and consolidated financial statements of GPA were audited by Deloitte Touche Tohmatsu Auditores Independentes (“Deloitte”). The engagement of independent auditors is based on the following principles that safeguard the independence of the auditor: (a) auditors may not audit their own work; (b) auditors may not exercise managerial functions; and (c) auditors should not advocate on behalf of GPA or provide any services that may be considered prohibited by the regulations in force. In compliance with Instruction 381/03 issued by the Securities and Exchange Commission of Brazil (CVM), we hereby declare that for the fiscal year ended December 31, 2015, Deloitte did not provide any services other than those related to the independent audit of the financial statements.

Sales Performance

	Net Total Store Sales
		4Q16 x		2016 x
		4Q15		2015	Δ Net 'Same-Store' Sales
(R$ million)	4Q16	Δ	2016	Δ		4Q16(2)	2016
Food Business	11,740	12.1%	41,454	11.4%	Food Business	7.7%	6.7%
Multivarejo (1)	7,484	1.9%	26,967	0.8%	Multivarejo (1)	3.7%	1.9%
Assaí	4,255	35.8%	14,487	38.6%	Assaí	17.3%	18.6%

(1)     Extra and Pão de Açúcar: Supermarket stores, hypermarket, proximity, gas stations, drugstores and food e-commerce, in addition to revenue from leasing of commercial centers.

(2)     Net sales adjusted for the effects of Lei do Bem and the calendar (year-end holidays in 2016 fell on weekends, with no bridge weekends). Calendar effect adjustment in 4Q16 was approximately +80 to +90 bps.

Sales Performance – Multivarejo

In 4Q16, gross same-store sales posted their best performance of the year, advancing 4.2%, as adjusted by the calendar effect(2) vs 3.0% in 3Q16. Since the implementation of the new commercial dynamics (1Q16), the evolution was 550bps. Meanwhile, net sales grew 3.7% in 4Q16. The highlights of each banner were:

▪       Extra registered continuous acceleration during the year: Extra Hiper grew by around 750 bps from 9M16, reflecting the healthy performance of commercial actions:

- Food category: the highlight was the significant volume recovery in the Fresh Produce and Complementary Perishables categories, driven by the initiatives Hyper Fair, 1, 2, 3 Savings Steps and The Lowest Price. These categories posted significant volume growth in the quarter compared to 2015;

- Recovery in same-store sales in non-food categories at Extra Hiper, whose performance in 4Q16 is already positive, reversing the trend of recent quarters, mainly reflecting the better performance of the electronics and home appliances categories;

- Market share gains in sales volume at Extra Hiper in last 9 measurements (April to December).

▪        Pão de Açúcar continues to demonstrate the format’s resilience, with same-store sales and market share remaining stable during the course of the year:

- Mais Program continued to increase its share of sales and already accounts for around 75% (vs. 68% in 4Q15).

▪       Proximity registered total sales growth above inflation, driven by the performance of the Minuto Pão de Açúcar banner:

- Aliados Compre Bem model reached 102 stores in operation, further expanding the format’s reach;

- Prioritization of higher-return banners: Inauguration of 9 Minuto Pão de Açúcar in 4Q16 (one conversion from Minimercado Extra).

Assaí

▪       Net sales grew 38.6% to R$14.5 billion in 2016. Organic expansion added about R$2.3 billion to net sales in 2016. Assaí registered solid same-store sales performance of 18.6%, with consistent growth in all quarters;

▪       In 4Q16, net sales grew 35.8% to R$4.3 billion and increased their contribution to Food segment sales to 36.2%, reflecting the successful strategy of expansion and positioning the format in the current economic scenario. Same-store sales in the quarter grew 17.3% adjusted for calendar effect(2), significantly above inflation. This growth level is due to the strong comparison base (especially if compared to the previous quarter) and the lower effect of commodity inflation, which resulted in same-store sales growth that is still quite significant and superior to competition;

▪       The acceleration of sales growth translated into an important market share gain of approximately 400 bps, driven by the maturation of stores opened in recent years, double-digit growth in customer traffic and accelerated expansion.

Expansion:

▪        In the last 12 months, 30 new stores were opened: 13 Assaí, 14 Minuto Pão de Açúcar, 2 Pão de Açúcar and 1 Minimercado Extra;

▪        In the quarter, 18 new stores were opened: 9 Minuto Pão de Açúcar, 1 Pão de Açúcar and 8 Assaí, including the two first conversions of Extra Hiper;

▪        The performance of stores converted from Extra Hiper to Assaí exceeded expectations, confirming the success of conversions:

- i) Pilares/RJ store, opened on Nov. 4: Sales tripled in the first two months of operation;

- ii) São Vicente/SP store, opened on Dec. 12: Customer traffic is already twice as much as Assaí’s average in December.

▪         As part of the process to optimize the store portfolio, the following stores were closed in 2016: 5 Extra Super, 3 Extra Hiper (including two conversions to Assaí), 42 Proximity stores, 2 Pão de Açúcar, 1 Assaí, 7 gas stations and 2 drugstores;

▪        Expansion plan for 2017:

- Assaí: opening of 6 to 8 new stores and conversion of approximately 15 Extra Hiper stores, strengthening the banner’s presence in both existing markets and new states;

- Multivarejo: approximately 5 new Pão de Açúcar stores and 10 Minuto Pão de Açúcar.

Operating Performance - Consolidated

(R$ million)	4Q16	4Q15	Δ	2016	2015	Δ

Gross Revenue	12,741	11,329	12.5%	44,969	40,242	11.7%
Net Revenue	11,740	10,477	12.1%	41,454	37,198	11.4%
Gross Profit	2,701	2,649	2.0%	9,520	9,075	4.9%
Gross Margin	23.0%	25.3%	-230 bps	23.0%	24.4%	-140 bps
Selling Expenses	(1,760)	(1,600)	10.0%	(6,567)	(5,922)	10.9%
General and Administrative Expenses	(231)	(208)	10.7%	(884)	(766)	15.4%
Selling, General and Adm. Expenses	(1,991)	(1,809)	10.1%	(7,451)	(6,689)	11.4%
% of Net Revenue	17.0%	17.3%	-30 bps	18.0%	18.0%	0 bps
Equity Income (1)	2	20	-87.7%	60	81	-25.5%
Other Operating Revenue (Expenses)	(260)	(95)	174.4%	(567)	(205)	176.3%
Depreciation (Logistic)	14	15	-8.5%	55	57	-2.5%
EBITDA	467	781	-40.2%	1,618	2,319	-30.2%
EBITDA Margin	4.0%	7.5%	-350 bps	3.9%	6.2%	-230 bps
Adjusted EBITDA (2)	726	875	-17.0%	2,185	2,524	-13.4%
Adjusted EBITDA Margin	6.2%	8.4%	-220 bps	5.3%	6.8%	-150 bps

(1)      Equity income reflects the Company's share in FIC and Cdiscount. Please note that equity income in CDiscount's is reflected in the Consolidated figures and not in the Retail and Cash and Carry segments.

(2)      EBITDA adjusted for “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses.

In the financial statements of GPA on December 31, 2016, due to the ongoing divestment of GPA’s interest in Via Varejo S.A. as announced in the material fact notice of November 23, 2016, the operations of Via Varejo are treated as discontinued operations. Hence, net sales and other profit or loss lines were adjusted retrospectively as from January 1, 2015, as determined by IFRS 5/CPC 31, and approved by CVM Resolution 598/09 - Sale of non-current assets and discontinued operations. Consequently, the following comments do not include the performance of Via Varejo.

Economic activity in Brazil remained below expectations during the course of 2016. The still high unemployment rates affected the purchasing power of consumers.  As a result, price became one of the most important variables in buying decisions, which encouraged both Multivarejo and Assaí to focus their commercial efforts on the best benefit-cost ratio for customers.

In 4Q16, adjusted EBITDA reached R$726 million, with margin of 6.2%. The main factors influencing EBITDA were:

▪     Gross profit totaled R$2,701 million, with margin of 23.0%, in line with gross margin in 9M16. In relation to 4Q15, Gross Profit decreased 230 bps due to the higher share of Assaí in sales mix (growth of 630 bps from the previous year’s mix) and changes in commercial policies at Multivarejo as of 1Q16, which have proven successful as evident from consistent gains in market share.

▪    Selling, general and administrative expenses of R$1,991 million, corresponding to 17.0% of net sales, down 30 bps from 4Q15 as a result of cost-cutting initiatives, mainly projects to optimize electricity costs and logistics efficiencies.

Other Operating Income and Expenses totaled R$260 million in the quarter, mainly due to provisions for tax contingencies (R$138 million) and result from property and equipment (R$64 million);

In 2016, adjusted EBITDA totaled R$2.2 billion, with margin of 5.3%, which was mainly due to investments made in Multivarejo to drive margins and in Assaí’s strong expansion.

Gross margin came to 23.0% in the year, reflecting the commercial actions implemented mainly at Extra, which registered consistent improvement in sales volume and market share gains during the year.

Thanks to the strategy of optimizing expenses, the Company ended the year with expenses as a percentage of net sales remaining stable at 18.0% despite the inflation in the period and the organic expansion, especially at Assaí.

Multivarejo(1)

(R$ million)	4Q16	4Q15	Δ	2016	2015	Δ

Gross Revenue	8,109	7,943	2.1%	29,233	28,934	1.0%
Net Revenue	7,484	7,344	1.9%	26,967	26,744	0.8%
Gross Profit	2,014	2,131	-5.5%	7,350	7,538	-2.5%
Gross Margin	26.9%	29.0%	-210 bps	27.3%	28.2%	-90 bps
Selling Expenses	(1,378)	(1,321)	4.3%	(5,268)	(4,958)	6.3%
General and Administrative Expenses	(174)	(161)	7.8%	(690)	(631)	9.4%
Selling, General and Adm. Expenses	(1,551)	(1,482)	4.7%	(5,957)	(5,588)	6.6%
% of Net Revenue	20.7%	20.2%	50 bps	22.1%	20.9%	120 bps
Equity Income	19	20	-6.6%	77	81	-5.6%
Other Operating Revenue (Expenses)	(240)	(91)	164.7%	(499)	(204)	145.1%
Depreciation (Logistic)	13	14	-10.3%	51	52	-3.1%
EBITDA	254	593	-57.1%	1,021	1,879	-45.7%
EBITDA Margin	3.4%	8.1%	-470 bps	3.8%	7.0%	-320 bps
Adjusted EBITDA (2)	494	683	-27.6%	1,520	2,083	-27.0%
Adjusted EBITDA Margin	6.6%	9.3%	-270 bps	5.6%	7.8%	-220 bps

 (1) Includes the result of Malls and Corporation

 (2) EBITDA adjusted for “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses

4Q16

In the quarter, Multivarejo delivered the best same-store gross sales performance of 2016 (4.2%), adjusted by the calendar effect, with sequential acceleration throughout the year despite the significant deterioration in employment indicators in relation to the previous year. The highlight was sales recovery at Extra Hiper, which improved sales progressively, with consistent market share gains.

Adjusted EBITDA in the quarter totaled R$494 million, with margin of 6.6%, up 140 bps from 9M16, reflecting the sales growth and the increase in expenses below inflation by about 20 bps. The main factors influencing EBITDA in the period were:

▪     Gross profit of R$2,014 million, with margin of 26.9%, with a gradual improvement over the year. The current margin level reflects an appropriate competitiveness level and is mainly due to the change in the commercial strategy implemented at Extra as of 1Q16, with the launch of commercial actions “1,2,3 Savings Steps”, “Hyper Fair” and “The Lowest Price”.

▪     Selling, general and administrative expenses of R$ 1,551 million, growth of 4.7%, significantly below inflation. Expenses related exclusively to the stores remained practically stable (growth of 0.5%), as a result of the projects to optimize expenses, highlighting the following factors :

i)              Increase in productivity of operating teams both in stores and in DCs; and

ii)             Reduction in electricity consuption.

Other Operating Income and Expenses totaled R$240 million in the quarter and refer mainly to: (i) provision for tax contingencies (R$138 million) related to ICMS; (ii) result from property and equipment (R$46 million); and (iii) restructuring expenses (R$26 million).

2016

Despite of 2016 was a year of enormous challenges for Brazil, Multivarejo worked with discipline in all banners: strengthening Extra’s promotional strategy;  innovating and positioning Pão de Açúcar; and focusing on the growth of the Minuto Pão de Açúcar model. As a result, the market share of Extra banner and Proximity formats increased, while the market share of Pão de Açúcar remained stable.

Gross margin reached 27.3% in the year, reflecting the new commercial strategy implemented since 1Q16, mainly at Extra, which resulted in a trend of growing sales throughout the year and market share gains.

The Company continued its strategy of focusing on rationalizing expenses in both the operating and administrative areas. As a result, selling, general and administrative expenses increased 6.6% in the year, in line with inflation during the period. Considering expenses related exclusively to stores, growth was only 1.2%, with highlight on energy cost and personnel expenses which remained practically stable during the year, despite the inflation and collective bargaining in the period, due to energy efficiency projects and streamlining of processes at stores, respectively.

Adjusted EBITDA stood at R$1.5 billion, with margin of 5.6% in the year. The current EBITDA margin mainly reflects the price competitiveness initiatives influenced by the changes in consumer habits on account of the economic scenario.

Another highlight in 2016 was the introduction of the Consumer Satisfaction Index across Multivarejo. The survey program consists of measuring customer satisfaction through quarterly surveys, store by store. The focus on improving customer satisfaction enabled Multivarejo to consistently improve the survey’s results over the course of the year.

Highlights by banner:

The following comments refer exclusively to each banner and do not include gas-stations, drugstores, e-commerce and malls, nor the corporate expenses of the Group.

Pão de Açúcar:

Net sales stood at R$6.7 billion in the year, 3.4% more than in 2015. Pão de Açúcar ended 2016 with the highest profitability among GPA Food banners, despite a more challenging economic scenario in which consumers changed their buying habits and adjusted their shopping mix towards a more basic basket (“down trade”). The banner focused on monitoring, improved service level, differentiated customer service and assortment, all of which has enabled it to maintain its market share for more than 24 months.

Store expenses increased 4.6%, below inflation, due to projects to optimize costs, without affecting store operations.

Extra (Hiper + Super):

In 1Q16, the Extra banner implemented a new commercial strategy to reinforce its image of price competitiveness, offering customers savings on complete purchases, through the following actions: “1,2,3 Savings Steps”, “Hyper Fair” and “The Lowest Price”.

As a result, Extra registered sequential growth acceleration in sales during the year, with the highlight being sales recovery at Hypermarkets, which was the format most affected by the migration of channels due to the economic recession. Extra Hiper reported market share gains in sales volume in the last 9 measurements (April to December), closing the last quarter of the year with same-store sales of around 5%, compared to -2.5% in 9M16. Total-store sales were affected by the closure of 8 stores in the last 12 months - 5 Extra Super and 3 Extra Hiper (2 stores were converted into Assaí) - as part of the strategy to streamline the portfolio.

In terms of operational efficiency, the highlight was the reduction in store expenses of 1.1%, notably the reduction in electricity expenses, review of processes and logistics efficiency projects, and the streamlining of processes and logistics efficiencies, which enabled productivity gains and, consequently, an adjustment to the headcount.

Extra attained an adequate level of competitiveness in the current consumption scenario through commercial actions. Hence, no additional pressures on margin are expected.

Proximity (Minuto Pão de Açúcar and Minimercado Extra):

The Proximity business ended the year with net revenue of over R$1.1 billion and sustainable same-store sales growth above inflation, coupled with market share gains.

Business profitability in 2016 was 250 bps higher than in 2015 due to the improvement in processes and expansion of scale, reflecting logistics improvements, reduction in shrinkage levels and dilution of expenses. The more selective approach of the growth plan prioritizes Minuto Pão de Açúcar, which delivers better returns consistently.

In 2016, it launched the ‘Aliados Compre Bem’ project, a business model for neighborhood stores that consists of a partnership between GPA and independent retailers, in which GPA provides its operational expertise to reach and increase the sales potential of this market segment. GPA was the first major Brazilian retailer to offer this type of service and ended the year with approximately 102 stores.

Assaí

(R$ million)	4Q16	4Q15	Δ	2016	2015	Δ

Gross Revenue	4,632	3,386	36.8%	15,736	11,308	39.2%
Net Revenue	4,255	3,133	35.8%	14,487	10,453	38.6%
Gross Profit	686	518	32.6%	2,170	1,537	41.2%
Gross Margin	16.1%	16.5%	-40 bps	15.0%	14.7%	30 bps
Selling Expenses	(382)	(279)	37.0%	(1,299)	(965)	34.7%
General and Administrative Expenses	(57)	(47)	20.8%	(194)	(136)	43.4%
Selling, General and Adm. Expenses	(440)	(327)	34.6%	(1,494)	(1,100)	35.8%
% of Net Revenue	10.3%	10.4%	-10 bps	10.3%	10.5%	-20 bps
Other Operating Revenue (Expenses)	(19)	(4)	400.3%	(68)	(2)	n.a.
Depreciation (Logistic)	1	1	15.3%	5	4	3.8%
EBITDA	229	188	21.5%	613	439	39.6%
EBITDA Margin	5.4%	6.0%	-60 bps	4.2%	4.2%	0 bps
Adjusted EBITDA (1)	248	192	29.1%	681	441	54.5%
Adjusted EBITDA Margin	5.8%	6.1%	-30 bps	4.7%	4.2%	50 bps

(1) EBITDA adjusted for “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses

4Q16

Assaí registered solid net sales performance of 35.8%, despite the strong comparison base (27.8% in 4Q15), as a result of the continuous organic expansion and the consistent same-store sales growth of 17.3%. The share of Assaí in Food segment sales increased from 28% at the end of 2015 to 35% at the end of 2016. This solid performance resulted in an important market share gain of around 400 bps and double-digit growth  in customer traffic.

Another highlight was the successful first two conversions of Extra Hiper to Assaí: Pilares in Rio de Janeiro and São Vicente in São Paulo, which registered sales growth of more than 2.5x and a significant increase in customer traffic. With this, Assaí closed the year with 107 stores in 16 states.

Gross margin in the quarter came to 16.1%, despite the openings of 8 stores, including conversions, in the period. Operating expenses as a percentage of net sales reached 10.3%, down 10 bps, despite the strong organic expansion and higher share of individual consumers, which increased operating costs.

2016

Net sales totaled R$14.5 billion in the year, making it the format with the highest share of the Food segment, with 35%. EBITDA grew significantly by 39.6%, reflecting the success of the format in the current economic scenario.  Adjusted EBITDA, excluding other operating income and expenses mainly related to the additional provision for tax contingencies in 2Q16, grew 54.5%, substantially above sales growth in the period. EBITDA margin reached 4.7%, a significant increase of 50 bps, reflecting the increase in gross margin and operating efficiency.

Financial Result - Consolidated

(R$ million)	4Q16	4Q15	Δ	2016	2015	Δ

Financial Revenue	63	66	-4.9%	231	354	-34.6%
Financial Expenses	(314)	(302)	3.7%	(1,134)	(1,121)	1.1%
Cost of Debt	(188)	(166)	13.1%	(705)	(698)	0.9%
Cost of Sale of Receivables of Credit Card	(61)	(39)	55.6%	(163)	(120)	35.6%
Other Financial Expenses	(16)	(25)	-36.5%	(92)	(90)	2.6%
Restatement of Contingent Liabilities and Taxes	(48)	(72)	-32.7%	(174)	(213)	-18.3%
Net Financial Revenue (Expenses)	(251)	(236)	6.1%	(903)	(768)	17.6%
% of Net Revenue	2.1%	2.3%	-20 bps	2.2%	2.1%	10 bps

In the financial statements of GPA on December 31, 2016, due to the ongoing divestment of the interest held by GPA in Via Varejo S.A. as announced in the material fact notice of November 23, 2016, the operations of Via Varejo are treated as discontinued operations. Hence, net sales and other profit or loss lines were adjusted retrospectively as from January 1, 2015, as determined by IFRS 5/CPC 31, and approved by CVM Resolution 598/09 - Sale of non-current assets and discontinued operations. Consequently, the following comments do not include the performance of Via Varejo.

In 4Q16, the Company’s financial results came to R$251 million, equivalent to 2.1% of net sales and 20 bps lower than in the previous year.

In 2016, financial result was R$903 million, equivalent to 2.2% of net sales, practically stable in relation to the previous year result. Note that the cost of gross debt improved by 20 bps.

In general, all the components of the financial result remained stable as a percentage of net sales compared to the same period the previous year.

In the current scenario of an expected reduction in the interest rate (based on the target SELIC rate), a reduction of 100 bps would generate savings of around R$40 million in the financial result.

Net Income - Consolidated

(R$ million)	4Q16	4Q15	Δ	2016	2015	Δ

EBITDA	467	781	-40.2%	1,618	2,319	-30.2%
Depreciation (Logistic)	(14)	(15)	-8.5%	(55)	(57)	-2.5%
Depreciation and Amortization	(185)	(168)	10.3%	(707)	(650)	8.6%
Net Financial Revenue (Expenses)	(251)	(236)	6.1%	(903)	(768)	17.6%
Income (Loss) before Income Tax	17	362	-95.3%	(47)	844	n.a.
Income Tax	(24)	(105)	-77.1%	(25)	(229)	-89.3%
Net Income (Loss) Company - continuing operations	(7)	256	n.a.	(71)	615	n.a.
Net income from discontinued operations	(22)	(640)	-96.6%	(1,005)	(891)	12.9%
Net Income (Loss) Consolidated Company	(29)	(384)	-92.5%	(1,077)	(276)	290.3%

Net Income (Loss) - Controlling Shareholders - continuing operations	(7)	256	n.a.	(71)	615	n.a.
Net Income (Loss) - Controlling Shareholders - descontinuing operations (1)	(37)	(247)	-84.8%	(411)	(351)	17.2%
Net Income (Loss) - Controlling Shareholders - Consolidated	(45)	9	n.a.	(482)	264	n.a.

Other Operating Revenue (Expenses)	(260)	(95)	174.4%	(567)	(205)	176.3%
Income Tax from Other Operating Revenues (Expenses) and Income Tax from Nonrecurring	57	24	131.7%	123	51	142.6%
Adjusted Net Income (Loss) - Controlling Shareholders - continuing operations (1)	196	324	-39.5%	373	769	-51.5%
Adjusted Net Margin - Controlling Shareholders	1.7%	3.1%	-140 p.p.	0.9%	2.1%	-120 p.p.

(1) Net Income adjusted for “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses, excluding the effects of Income and social contribution taxes.

In the financial statements of GPA on December  31, 2016, due to the ongoing divestment of the interest held by GPA in Via Varejo S.A. as announced in the material fact notice of November 23, 2016, the operations of Via Varejo are treated as discontinued operations. Hence, net sales and other profit or loss lines were adjusted retroactively as from January 1, 2015, as determined by IFRS 5/CPC 31, and approved by CVM Resolution 598/09 - Sale of non-current assets and discontinued operations. Consequently, the following comments do not include the performance of Via Varejo.

4Q16

Adjusted net income from continuing operations totaled R$196 million in the quarter. Note that Assaí registered adjusted net income growth of 66.7%, driven by greater operational leverage of the banner, amounting to R$160 million.

The net result attributable to controlling shareholders of continuing operations and discontinued operations was negative in R$45 million.

2016

The net income attributable to controlling shareholders of continuing operations totaled R$373 million, driven by the significant growth of 95.3% in Assaí’s net income under the same concept.

In the year, net result attributable to controlling shareholders of continuing operations and discontinued operations  was negative R$482 million.

Indebtedness - Consolidated
	12.31.2016	12.31.2015	12.31.2015
(R$ million)		Comparable

Short Term Debt	(2,957)	(1,130)	(1,506)
Loans and Financing	(2,389)	(1,092)	(1,469)
Debentures and Promissory Notes	(568)	(38)	(38)
Long Term Debt	(2,912)	(3,577)	(3,997)
Loans and Financing	(1,008)	(2,680)	(3,100)
Debentures	(1,904)	(897)	(897)
Total Gross Debt	(5,870)	(4,707)	(5,504)
Cash and Financial investments	5,112	3,699	11,015
Net Debt	(757)	(1,008)	5,511
EBITDA(1)	1,618	2,319	2,680
Net Debt / EBITDA(1)	-0.47x	-0.43x	2.06x
Payment Book (CDCI)	-	-	(2,475)
On balance Credit Card Receivables not discounted	241	136	664
Net Debt with Payment Book and Credit Card Receivables not discounted	(516)	(873)	3,700
Net Debt with Payment Book and Credit Card Receivables not discounted / EBITDA(1)	-0.32x	-0.38x	1.38x

In the financial statements of GPA on December  31, 2016, due to the ongoing divestment of the interest held by GPA in Via Varejo S.A. as announced in the material fact notice of November 23, 2016, the operations of Via Varejo are treated as discontinued operations. Hence, net sales and other profit or loss lines were adjusted retrospectively as from January 1, 2015, as determined by IFRS 5/CPC 31, and approved by CVM Resolution 598/09 – Sale of non-current assets and discontinued operations. Consequently, the following comments do not include the performance of Via Varejo.

However, this technical standard does not require restatement of the balance sheet in such situations. For improved comparison between the periods, a column presenting comparable results for December 2015 was added to the above table on debt.

Despite the unfavorable scenario for consumption, the Company continued to strengthen its financial capacity and had a lower level of leverage, ending December 2016 with net debt/EBITDA ratio of 0.3x, compared to 0.4x at the end of 2015. Net debt, including receivables not discounted, came to R$516 million in December 2016, an improvement of R$357 million from the same comparable period of 2015.

Cash and receivables not discounted reached R$5.1 billion and R$241 million, respectively, totaling R$5.4 billion, up R$1.5 billion from the previous year. The Company also has approximately R$1.3 billion in pre-approved/confirmed credit lines.

Gross debt totaled R$5.9 billion in the period, up R$1.2 billion, of which around R$1.0 billion refers to the issuance of Agribusiness Receivables Certificate (CRA) at a coupon of 97.5% of the CDI rate and maturing in 3 years.

1) EBITDA in the last 12 months.

Simplified Cash Flow Statement - Consolidated

(R$ million)	4Q16	4Q15	2016	2015

Cash Balance at Beginning of Period	4,044	5,414	11,015	11,149
Cash Flow from Operating Activities	5,777	7,911	(1,304)	4,632
EBITDA	673	1,622	2,004	2,680
Cost of Sale of Receivables	(347)	(368)	(1,072)	(1,046)
Working Capital	4,679	5,744	(2,638)	1,894
Assets and Liabilities Variation	772	913	402	1,104
Cash Flow from Investment Activities	(1,078)	(476)	(2,020)	(1,852)
Net Investment	(456)	(476)	(1,489)	(1,903)
Acquisition / Sale of Interest and Others	46	-	137	51
Cash on discontinuity of subsidiary	(668)	-	(668)	-
Change on net cash after investments	4,699	7,435	(3,324)	2,780
Cash Flow from Financing Activities	445	(1,753)	1,475	(3,006)
Dividends Payments and Others	-	(37)	(4)	(434)
Net Payments	445	(1,716)	1,479	(2,572)
Change on Net Cash	5,144	5,682	(1,849)	(226)
Exchange Rate	(46)	(81)	(24)	92
Cash Balance at End of Period	9,142	11,015	9,142	11,015

Net Debt	3,272	5,511	3,272	5,511

Cash includes "Assets held for sale and op. Discontinued"	4,030	-	4,030	-

Net debt as balance sheet as of 12.31.2016	(757)	-	(757)	-

In the financial statements of GPA on December  31, 2016, due to the ongoing divestment of the interest held by GPA in Via Varejo S.A. as announced in the material fact notice of November 23, 2016, the operations of Via Varejo are treated as discontinued operations. Hence, net sales and other profit or loss lines were adjusted retrospectively as from January 1, 2015, as determined by IFRS 5/CPC 31, and approved by CVM Resolution 598/09 – Sale of non-current assets and discontinued operations. Held-for-sale assets and their corresponding liabilities were reclassified only on the reporting date, i.e. December 31, 2016, and therefore all of the above changes in balance sheet accounts include Via Varejo, although the closing cash position has been reconciliated to reflect only continuing operations.

Cash, including discontinued operations, came to R$9.1 billion at the end of 2016, variation of R$1.9 billion from 2015. The main reasons are explained by the following factors:

▪       Variation in working capital, mainly in the Non-Food segment, is explained by (i) the effect comparison base, with a greater gap between inventories and trade payables in 2015; and (ii) higher volume of receivables not discounted in 2016.

▪       Partially offset by (i) the base effect on net funding (higher volume of maturities in 2015) (ii) discipline over investments focused on higher-return formats and (iii) lower volume of dividends and taxes.

Capital Expenditure (Capex)

	Food Businesses
(R$ million)	4Q16	4Q15	Δ	2016	2015	Δ

New stores and land acquisition	171	131	30.4%	474	497	-4.7%
Store renovations and conversions	103	147	-29.9%	563	522	7.8%
Infrastructure and Others	88	117	-24.6%	368	389	-5.3%
Non-cash Effect
Financing Assets	24	(50)	n.a.	(163)	(24)	567.5%
Total	386	344	12.0%	1,241	1,383	-10.3%

4Q16

In the quarter, Food businesses investments totaled R$ 386 million. With regard to expansion, 18 new stores were opened: 9 Minuto Pão de Açúcar, 1 Pão de Açúcar and 8 Assaí, including the first two conversions of Extra Hiper, corresponding to R$ 171 million.

2016

In the year, the capex totaled R$ 1.2 billion. A total of 30 new stores were opened: 13 Assaí, 14 Minuto Pão de Açúcar, 2 Pão de Açúcar and 1 Minimercado Extra. Another highlight is the successful first two conversions of Extra Hiper to Assaí.

In 2017, the Company will continue its organic expansion plan:

–      Assaí: opening of 6 to 8 new stores and conversion of at least 15 Extra Hiper stores, strengthening the banner’s presence in both existing markets and new states;

Multivarejo: approximately 5 new Pão de Açúcar stores and 10 Minuto Pão de Açúcar stores.

Appendix II – Definitions used in this document

Company’s Business Units: The Company’s business is divided into two units – Retail and Cash & Carry, grouped as follows:

Food Businesses: Represents the combination of the results of Multivarejo and Assaí, excluding the result equity income of Cdiscount, which is not in the operating segments reported by the Company.

Same-Store Sales: The basis for calculating same-store sales is defined by the sales registered in stores open for at least 12 consecutive months. Acquisitions in their first 12 months of operation are not included in the same-store calculation base.

Growth and changes: The growth and changes presented in this document refer to variations from the same period of the previous year, except where stated otherwise.

EBITDA: EBITDA is calculated in accordance with Instruction 527 issued by the Securities and Exchange Commission of Brazil (CVM) on October 4, 2012.

Adjusted EBITDA: Measure of profitability calculated by excluding Other Operating Income and Expenses from EBITDA. Management uses this measure because it believes it eliminates nonrecurring expenses and revenues and other nonrecurring items that could compromise the comparability and analysis of results.

Adjusted net income: Measure of profitability calculated as Net Income of continued activities excluding Other Operating Income and Expenses and excluding the effects of Income and Social Contribution Taxes. Also excluded are the effects of nonrecurring direct income tax. Management uses this metric in its analyses given its belief that it eliminates any nonrecurring expenses and revenues and other nonrecurring items that could compromise the comparability and analysis of results.

BALANCE SHEET

ASSETS

		Consolidated			Food Businesses
(R$ million)	12.31.2016	09.30.2016	12.31.2015	12.31.2016	09.30.2016	12.31.2015
Current Assets	31,651	19,918	24,961	11,355	7,988	9,581
Cash and Marketable Securities	5,112	3,385	11,015	5,112	1,937	3,699
Accounts Receivable	543	3,907	3,210	549	639	310
Credit Cards	241	1,802	664	241	402	136
Payment book	-	1,813	1,877	-	-	-
Sales Vouchers and Others	209	523	884	215	161	175
Allowance for Doubtful Accounts	(2)	(310)	(379)	(2)	(3)	-
Resulting from Commercial Agreements	95	79	164	95	79	164
Inventories	4,641	7,864	8,966	4,641	4,477	4,584
Recoverable Taxes	674	1,563	1,080	674	620	439
Noncurrent Assets for Sale	20,303	2,562	15	0	(0)	8
Expenses in Advance and Other Accounts Receivables	378	638	675	378	315	377

Noncurrent Assets	13,566	22,038	22,282	13,575	16,257	15,802
Long-Term Assets	2,137	4,907	4,955	2,141	1,964	1,938
Accounts Receivables	-	147	98	-	-	-
Credit Cards	-	22	-	-	-	-
Payment Book	-	143	111	-	-	-
Allowance for Doubtful Accounts	-	(18)	(13)	-	-	-
Recoverable Taxes	632	2,247	2,467	632	554	605
Deferred Income Tax and Social Contribution	170	296	406	170	15	70
Amounts Receivable from Related Parties	17	345	309	21	66	36
Judicial Deposits	661	1,197	999	661	673	574
Expenses in Advance and Others	657	675	676	657	656	654
Investments	339	488	407	339	317	284
Property and Equipment	9,182	10,603	10,377	9,182	9,155	8,825
Intangible Assets	1,908	6,039	6,543	1,913	4,821	4,754
TOTAL ASSETS	45,217	41,956	47,243	24,930	24,245	25,382

LIABILITIES

		Consolidated			Food Businesses
	12.31.2016	09.30.2016	12.31.2015	12.31.2016	09.30.2016	12.31.2015
Current Liabilities	27,582	22,328	25,274	12,191	9,737	9,317
Suppliers	7,232	8,520	15,508	7,235	4,537	6,365
Suppliers ('Forfait')	-	341	1,055	-	-	-
Loans and Financing	2,389	4,014	1,469	2,389	2,943	1,092
Payment Book (CDCI)	-	2,461	2,308	-	-	-
Debentures	568	518	38	568	518	38
Payroll and Related Charges	614	1,111	1,023	614	662	529
Taxes and Social Contribution Payable	254	696	829	254	172	219
Dividends Proposed	-	3	1	-	0	0
Financing for Purchase of Fixed Assets	116	136	113	116	136	113
Rents	110	126	151	110	83	106
Acquisition of minority interest	7	7	76	7	7	76
Debt with Related Parties	147	171	563	379	374	162
Advertisement	43	66	121	43	44	45
Provision for Restructuring	4	5	6	4	3	5
Advanced Revenue	224	327	420	224	39	123
Non-current Assets Held for Sale	15,632	3,124	-	-	-	-
Others	242	702	1,594	248	218	445
Long-Term Liabilities	5,038	6,992	8,616	5,038	4,724	6,140
Loans and Financing	1,008	1,250	3,100	1,008	1,116	2,680
Payment Book (CDCI)	-	228	167	-	-	-
Debentures	1,904	898	897	1,904	898	897
Financing for Purchase of Assets	4	4	4	4	4	4
Acquisition of minority interest	-	-	28	-	-	-
Deferred Income Tax and Social Contribution	317	1,039	1,184	317	1,016	1,157
Tax Installments	540	545	572	540	544	572
Provision for Contingencies	1,177	1,831	1,396	1,177	1,064	770
Advanced Revenue	24	1,137	1,223	24	27	32
Others	64	59	45	64	54	27

Shareholders' Equity	12,597	12,637	13,352	7,701	9,784	9,925
Capital	6,811	6,808	6,806	5,584	5,436	5,124
Capital Reserves	331	321	302	331	321	302
Profit Reserves	2,718	2,891	3,333	1,785	2,891	3,440
Adjustment of Equity Valuation	-	-	(87)	-	-	(83)
Minority Interest	2,737	2,617	2,998	-	1,136	1,142
TOTAL LIABILITIES	45,217	41,956	47,243	24,930	24,245	25,382

		INCOME STATEMENT

	Consolidated			Food Businesses			Multivarejo(1)			Assaí

R$ - Million	4Q16	4Q15	?	4Q16	4Q15	?	4Q16	4Q15	?	4Q16	4Q15	?
Gross Revenue	12,741	11,329	12.5%	12,741	11,329	12.5%	8,109	7,943	2.1%	4,632	3,386	36.8%
Net Revenue	11,740	10,477	12.1%	11,740	10,477	12.1%	7,484	7,344	1.9%	4,255	3,133	35.8%
Cost of Goods Sold	(9,025)	(7,813)	15.5%	(9,025)	(7,813)	15.5%	(5,457)	(5,199)	5.0%	(3,568)	(2,614)	36.5%
Depreciation (Logistic)	(14)	(15)	-8.5%	(14)	(15)	-8.5%	(13)	(14)	-10.3%	(1)	(1)	15.3%
Gross Profit	2,701	2,649	2.0%	2,701	2,649	2.0%	2,014	2,131	-5.5%	686	518	32.6%
Selling Expenses	(1,760)	(1,600)	10.0%	(1,760)	(1,600)	10.0%	(1,378)	(1,321)	4.3%	(382)	(279)	37.0%
General and Administrative Expenses	(231)	(208)	10.7%	(231)	(208)	10.7%	(174)	(161)	7.8%	(57)	(47)	20.8%
Selling, General and Adm. Expenses	(1,991)	(1,809)	10.1%	(1,991)	(1,809)	10.1%	(1,551)	(1,482)	4.7%	(440)	(327)	34.6%
Equity Income(2)	2	20	-87.7%	19	20	-6.6%	19	20	-6.6%	-	-	n.a.
Other Operating Revenue (Expenses)	(260)	(95)	174.4%	(260)	(95)	174.4%	(240)	(91)	164.7%	(19)	(4)	400.3%
Depreciation and Amortization	(185)	(168)	10.3%	(185)	(168)	10.3%	(149)	(141)	5.6%	(36)	(27)	35.3%
Earnings before interest and Taxes - EBIT	268	598	-55.2%	284	598	-52.5%	93	438	-78.8%	191	160	19.2%
Financial Revenue	63	66	-4.9%	63	66	-4.9%	51	56	-10.0%	12	10	23.8%
Financial Expenses	(314)	(302)	3.7%	(314)	(302)	3.7%	(280)	(274)	2.1%	(34)	(28)	19.7%
Net Financial Result	(251)	(236)	6.1%	(251)	(236)	6.1%	(229)	(218)	5.2%	(22)	(18)	17.5%
Income (Loss) Before Income Tax	17	362	-95.3%	33	362	-90.8%	(136)	220	n.a.	169	142	19.4%
Income Tax	(24)	(105)	-77.1%	(24)	(105)	-77.1%	(1)	(57)	-97.5%	(23)	(48)	-53.0%
Net Income (Loss) Company - continuing operations	(7)	256	n.a.	9	256	-96.5%	(137)	163	n.a.	146	93	56.9%
Net Result from discontinued operations	(22)	(640)	-96.6%	(33)	(14)	133.1%	(33)	(14)	133.1%	-	-	n.a.
Net Income (Loss) - Consolidated Company	(29)	(384)	-92.5%	(24)	242	n.a.	(171)	149	n.a.	146	93	56.9%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	(7)	256	n.a.	9	256	-96.5%	(137)	163	n.a.	146	93	56.9%
Net Income (Loss) - Controlling Shareholders - discontinued operations(3)	(37)	(247)	-84.8%	(33)	(14)	133.1%	(33)	(14)	133.1%	-	-	n.a.
Net Income (Loss) - Consolidated Controlling Shareholders	(45)	9	n.a.	(24)	242	n.a.	(171)	149	n.a.	146	93	56.9%
Minority Interest - Noncontrolling - continuing operations	(0)	0	n.a.	(0)	0	n.a.	(0)	0	n.a.	-	-	n.a.
Minority Interest - Noncontrolling - discontinued operations	16	(393)	n.a.	-	-	n.a.	-	-	n.a.	-	-	n.a.
Minority Interest - Noncontrolling - Consolidated	16	(393)	n.a.	(0)	0	n.a.	(0)	0	n.a.	-	-	n.a.
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	467	781	-40.2%	483	781	-38.2%	254	593	-57.1%	229	188	21.5%
Adjusted EBITDA (4)	726	875	-17.0%	742	875	-15.2%	494	683	-27.6%	248	192	29.1%

% of Net Revenue	Consolidated		Food Businesses		Multivarejo(1)		Assaí
	4Q16	4Q15	4Q16	4Q15	4Q16	4Q15	4Q16	4Q15
Gross Profit	23.0%	25.3%	23.0%	25.3%	26.9%	29.0%	16.1%	16.5%
Selling Expenses	15.0%	15.3%	15.0%	15.3%	18.4%	18.0%	9.0%	8.9%
General and Administrative Expenses	2.0%	2.0%	2.0%	2.0%	2.3%	2.2%	1.3%	1.5%
Selling, General and Adm. Expenses	17.0%	17.3%	17.0%	17.3%	20.7%	20.2%	10.3%	10.4%
Equity Income(2)	0.0%	0.2%	0.2%	0.2%	0.2%	0.3%	0.0%	0.0%
Other Operating Revenue (Expenses)	2.2%	0.9%	2.2%	0.9%	3.2%	1.2%	0.5%	0.1%
Depreciation and Amortization	1.6%	1.6%	1.6%	1.6%	2.0%	1.9%	0.9%	0.9%
EBIT	2.3%	5.7%	2.4%	5.7%	1.2%	6.0%	4.5%	5.1%
Net Financial Revenue (Expenses)	2.1%	2.3%	2.1%	2.3%	3.1%	3.0%	0.5%	0.6%
Income (Loss) Before Income Tax	0.1%	3.5%	0.3%	3.5%	-1.8%	3.0%	4.0%	4.5%
Income Tax	-0.2%	-1.0%	-0.2%	-1.0%	0.0%	-0.8%	-0.5%	-1.5%
Net Income (Loss) - Company	-0.1%	2.4%	0.1%	2.4%	-1.8%	2.2%	3.4%	3.0%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	-0.1%	2.4%	0.1%	2.4%	-1.8%	2.2%	3.4%	3.0%
Minority Interest - Noncontrolling - continuing operations	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
EBITDA	4.0%	7.5%	4.1%	7.5%	3.4%	8.1%	5.4%	6.0%
Adjusted EBITDA (4)	6.2%	8.4%	6.3%	8.4%	6.6%	9.3%	5.8%	6.1%

INCOME STATEMENT

	Consolidated			Food Businesses			Multivarejo(1)			Assaí

R$ - Million	2016	2015	Δ	2016	2015	Δ	2016	2015	Δ	2016	2015	Δ
Gross Revenue	44,969	40,242	11.7%	44,969	40,242	11.7%	29,233	28,934	1.0%	15,736	11,308	39.2%
Net Revenue	41,454	37,198	11.4%	41,454	37,198	11.4%	26,967	26,744	0.8%	14,487	10,453	38.6%
Cost of Goods Sold	(31,878)	(28,066)	13.6%	(31,878)	(28,066)	13.6%	(19,566)	(19,154)	2.1%	(12,312)	(8,912)	38.1%
Depreciation (Logistic)	(55)	(57)	-2.5%	(55)	(57)	-2.5%	(51)	(52)	-3.1%	(5)	(4)	3.8%
Gross Profit	9,520	9,075	4.9%	9,520	9,075	4.9%	7,350	7,538	-2.5%	2,170	1,537	41.2%
Selling Expenses	(6,567)	(5,922)	10.9%	(6,567)	(5,922)	10.9%	(5,268)	(4,958)	6.3%	(1,299)	(965)	34.7%
General and Administrative Expenses	(884)	(766)	15.4%	(884)	(766)	15.4%	(690)	(631)	9.4%	(194)	(136)	43.4%
Selling, General and Adm. Expenses	(7,451)	(6,689)	11.4%	(7,451)	(6,689)	11.4%	(5,957)	(5,588)	6.6%	(1,494)	(1,100)	35.8%
Equity Income(2)	60	81	-25.5%	77	81	-5.6%	77	81	-5.6%	-	-	n.a.
Other Operating Revenue (Expenses)	(567)	(205)	176.3%	(567)	(205)	176.3%	(499)	(204)	145.1%	(68)	(2)	n.a.
Depreciation and Amortization	(707)	(650)	8.6%	(707)	(650)	8.6%	(575)	(553)	4.1%	(131)	(98)	34.3%
Earnings before interest and Taxes - EBIT	856	1,611	-46.9%	872	1,611	-45.9%	395	1,274	-69.0%	477	337	41.6%
Financial Revenue	231	354	-34.6%	231	354	-34.6%	191	326	-41.5%	40	28	45.0%
Financial Expenses	(1,134)	(1,121)	1.1%	(1,134)	(1,121)	1.1%	(999)	(1,016)	-1.6%	(135)	(105)	27.7%
Net Financial Revenue (Expenses)	(903)	(768)	17.6%	(903)	(768)	17.6%	(809)	(690)	17.1%	(94)	(77)	21.5%
Income Before Income Tax	(47)	844	n.a.	(31)	844	n.a.	(414)	584	n.a.	383	260	47.6%
Income Tax	(25)	(229)	-89.3%	(25)	(229)	-89.3%	76	(140)	n.a.	(100)	(89)	13.4%
Net Income (Loss) Company - continuing operations	(71)	615	n.a.	(55)	615	n.a.	(338)	444	n.a.	283	171	65.4%
Net Result from discontinued operations	(1,005)	(891)	12.9%	(77)	(74)	4.6%	(77)	(74)	4.6%	-	-	n.a.
Net Income (Loss) - Consolidated Company	(1,077)	(276)	290.3%	(133)	541	n.a.	(415)	370	n.a.	283	171	65.4%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	(71)	615	n.a.	(55)	615	n.a.	(338)	444	n.a.	283	171	65.4%
Net Income (Loss) - Controlling Shareholders - discontinued operations(3)	(411)	(351)	17.2%	(77)	(74)	4.6%	(77)	(74)	4.6%	-	-	n.a.
Net Income (Loss) - Consolidated Controlling Shareholders	(482)	264	n.a.	(133)	541	n.a.	(415)	370	n.a.	283	171	65.4%
Minority Interest - Noncontrolling - continuing operations	(0)	0	n.a.	(0)	0	n.a.	(0)	0	n.a.	-	-	n.a.
Minority Interest - Noncontrolling - discontinued operations	(594)	(540)	10.0%	-	-	n.a.	-	-	n.a.	-	-	n.a.
Minority Interest - Noncontrolling - Consolidated	(594)	(540)	10.1%	(0)	0	n.a.	(0)	0	n.a.	-	-	n.a.
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	1,618	2,319	-30.2%	1,634	2,319	-29.5%	1,021	1,879	-45.7%	613	439	39.6%
Adjusted EBITDA (4)	2,185	2,524	-13.4%	2,201	2,524	-12.8%	1,520	2,083	-27.0%	681	441	54.5%

	Consolidated		Food Businesses		Multivarejo(1)		Assaí
% Net Sales Revenue
	2016	2015	2016	2015	2016	2015	2016	2015
Gross Profit	23.0%	24.4%	23.0%	24.4%	27.3%	28.2%	15.0%	14.7%
Selling Expenses	15.8%	15.9%	15.8%	15.9%	19.5%	18.5%	9.0%	9.2%
General and Administrative Expenses	2.1%	2.1%	2.1%	2.1%	2.6%	2.4%	1.3%	1.3%
Selling, General and Adm. Expenses	18.0%	18.0%	18.0%	18.0%	22.1%	20.9%	10.3%	10.5%
Equity Income(2)	0.1%	0.2%	0.2%	0.2%	0.3%	0.3%	0.0%	0.0%
Other Operating Revenue (Expenses)	1.4%	0.6%	1.4%	0.6%	1.9%	0.8%	0.5%	0.0%
Depreciation and Amortization	1.7%	1.7%	1.7%	1.7%	2.1%	2.1%	0.9%	0.9%
EBIT	2.1%	4.3%	2.1%	4.3%	1.5%	4.8%	3.3%	3.2%
Net Financial Revenue (Expenses)	2.2%	2.1%	2.2%	2.1%	3.0%	2.6%	0.6%	0.7%
Income Before Income Tax	-0.1%	2.3%	-0.1%	2.3%	-1.5%	2.2%	2.6%	2.5%
Income Tax	0.1%	0.6%	0.1%	0.6%	-0.3%	0.5%	0.7%	0.8%
Net Income - Company	-0.2%	1.7%	-0.1%	1.7%	-1.3%	1.7%	2.0%	1.6%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	-0.2%	1.7%	-0.1%	1.7%	-1.3%	1.7%	2.0%	1.6%
Minority Interest - Noncontrolling - continuing operations	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
EBITDA	3.9%	6.2%	3.9%	6.2%	3.8%	7.0%	4.2%	4.2%
Adjusted EBITDA (4)	5.3%	6.8%	5.3%	6.8%	5.6%	7.8%	4.7%	4.2%
(1) Includes the result of Malls and Corporation

STATEMENT OF CASH FLOW

(R$ million)	Consolidated
	12.31.2016	12.31.2015
Net Income (Loss) for the period	(1,076)	(276)
Adjustment for reconciliation of net income
Deferred income tax	(113)	135
Loss (gain) on disposal of fixed and intangible assets	203	148
Depreciation and amortization	1,089	1,102
Interests and exchange variation	1,272	1,154
Equity Income	(81)	(112)
Provision for contingencies	1,080	246
Share-Based Compensation	29	25
Allowance for doubtful accounts	609	556
Provision for obsolescence/breakage	44	57
Gains resulting from sale of subisidiaries	(94)	-
Deferred revenue	(372)	(161)
Other Operating Expenses	-	15
	2,590	2,889
Asset (Increase) decreases
Accounts receivable	(1,259)	(434)
Inventories	107	(261)
Taxes recoverable	(709)	(434)
Dividends received	-	152
Other Assets	118	(140)
Related parties	(470)	(324)
Restricted deposits for legal proceeding	(218)	(82)
	(2,431)	(1,523)
Liability (Increase) decrease
Suppliers	(1,486)	2,503
Payroll and charges	134	159
Taxes and Social contributions payable	55	42
Other Accounts Payable	(279)	397
Contingencies	(415)	(351)
Deferred revenue	660	750
Taxes and Social contributions paid	(132)	(234)
	(1,463)	3,266
Net cash generated from (used) in operating activities	(1,304)	4,632

Acquisition of property and equipment	(1,265)	(1,581)
Increase Intangible assets	(279)	(404)
Sales of property and equipment	55	82
Cash provided on sale of subisidiary	137	51
Cash on discontinuity of subsidiary	(47)	-
Net cash of discontinuity - Cdiscount	(621)	-
Net cash flow investment activities	(2,020)	(1,852)

Cash flow from financing activities
Increase of capital	5	14
Funding and refinancing	8,082	6,389
Payments of loans and financing	(7,481)	(9,301)
Dividend Payment	(4)	(434)
Acquisition of society	(79)	(74)
Transactions with minorities	-	(4)
Intercompany loans	952	404
Net cash generated from (used) in financing activities	1,475	(3,006)

Monetary variation over cash and cash equivalents	(24)	92
Increase (decrease) in cash and cash equivalents	(1,873)	(134)

Cash and cash equivalents at the beginning of the year	11,015	11,149
Cash and cash equivalents at the end of the year	9,142	11,015
Change in cash and cash equivalents	(1,873)	(134)

	BREAKDOWN OF GROSS SALES BY BUSINESS
(R$ million)	4Q16%		4Q15%		?	2016	%	2015	%	?

Pão de Açúcar	1,945	15.3%	1,894	16.7%	2.7%	7,304	16.2%	7,054	17.5%	3.5%
Extra (1)	5,215	40.9%	5,096	45.0%	2.3%	18,324	40.7%	18,551	46.1%	-1.2%
Convenience Stores (2)	312	2.4%	289	2.5%	8.1%	1,215	2.7%	1,010	2.5%	20.3%
Assaí	4,632	36.4%	3,386	29.9%	36.8%	15,736	35.0%	11,308	28.1%	39.2%
Other Businesses (3)	637	5.0%	664	5.9%	-4.0%	2,391	5.3%	2,319	5.8%	3.1%
Food Business	12,741	100.0%	11,329	100.0%	12.5%	44,969	100.0%	40,242	100.0%	11.7%
(1) Includes Extra Supermercado and Extra Hiper. Same-store gross sales of 4.7%in 4Q16 and 0.6%in 2016.
(2) Includes M inimercado Extra and M inuto Pão de Açúcar sales.
(3) Includes Gas Station, Drugstores, Delivery sales and revenues from the leasing of commercial galleries.

	BREAKDOWN OF NET SALES BY BUSINESS
(R$ million)	4Q16%		4Q15%		?	2016	%	2015	%	?

Pão de Açúcar	1,783	15.2%	1,742	16.6%	2.4%	6,711	16.2%	6,491	17.4%	3.4%
Extra (1)	4,784	40.8%	4,679	44.7%	2.2%	16,776	40.5%	17,032	45.8%	-1.5%
Convenience Stores (2)	290	2.5%	270	2.6%	7.5%	1,131	2.7%	946	2.5%	19.5%
Assaí	4,255	36.2%	3,133	29.9%	35.8%	14,487	34.9%	10,453	28.1%	38.6%
Other Businesses (3)	627	5.3%	653	6.2%	-4.0%	2,349	5.7%	2,275	6.1%	3.3%
Food Business	11,740	100.0%	10,477	100.0%	12.1%	41,454	100.0%	37,198	100.0%	11.4%
(1) Includes Extra Supermercado and Extra Hiper. Same-store gross sales of 4.7%in 4Q16 and 0.6%in 2016.
(2) Includes M inimercado Extra and M inuto Pão de Açúcar sales.
(3) Includes Gas Station, Drugstores, Delivery sales and revenues from the leasing of commercial galleries.

SALES BREAKDOWN (% of Net Sales)

		Food Businesses
	4Q16	4Q15	2016	2015

Cash	51.9%	52.8%	51.8%	52.1%
Credit Card	38.0%	37.5%	38.3%	38.2%
Food Voucher	10.1%	9.7%	9.9%	9.7%

		STORE OPENINGS/CLOSINGS BY BANNER
	12/31/2015	Opened	Closed	Converted	12/31/2016

Pão de Açúcar	185	2	(2)	-	185
Extra Hiper	137	-	(1)	(2)	134
Extra Supermercado	199	-	(5)	-	194
Minimercado Extra	249	1	(41)	(2)	207
Minuto Pão de Açucar	62	14	(1)	2	77
Assaí	95	11	(1)	2	107
Other Business	240	-	(9)	-	231
Gas Station	83	-	(7)	-	76
Drugstores	157	-	(2)	-	155
Food Business	1,167	28	(60)	-	1,135

Sales Area ('000 m2 )
Food Business	1,804				1,814

# of employees ('000) (1)	94				91

(1) Does not include discontinued operations.

FIGURES PER FORMAT ON 12/31/2016
	Number of Stores	Sales Area (sq meter x1000)

Pão de Açúcar	185	237
Extra Hipermercado	134	789
Extra Supermercado	194	222
Convenience Stores	284	71
Assaí	107	421
Bricks-and-Mortar	904	1,741

Other Business	231	73
Gas Station	76	62
Drugstores	155	11
Food Business	1,135	1,814

4Q16 Results Conference Call and Webcast
Friday, February 24, 2016
10:00 a.m. (Brasília) | 8:00 a.m. (New York) | 1:00 p.m. (London)

Conference call in Portuguese (original language)
+55 (11) 3193-1001 or (11) 2820-4001

Conference call in English (simultaneous translation)
+1 (786) 924-6977

Webcast: http://www.gpari.com.br

Replay
+55 (11) 3193-1012 or 2820-4001
Access code for Portuguese audio: 7886089#
Access code for English audio: 8482586#

http://www.gpari.com.br

Investor Relations Contacts

GPA Tel.: 55 (11) 3886-0421 Fax: 55 (11) 3884-2677 gpa.ri@gpabr.com www.gpari.com.br	Via Varejo Tel.: 55 (11) 4225-8668 Fax: 55 (11) 4225-9596 ri@viavarejo.com.br www.viavarejo.com.br/ri	Cnova Tel.: 33 (1) 5370-5590 investor@cnova.com www.cnova.com/investor-relations

The individual and parent company financial statements are presented in accordance with IFRS and the accounting practices adopted in Brazil and refer to the fourth quarter of 2016 (4Q16), except where stated otherwise, with comparisons in relation to the prior-year period.

Any and all non-accounting information or derived from non-accounting figures has not been reviewed by independent auditors.

To calculate EBITDA, we use earnings before interest, taxes, depreciation and amortization. The base used to calculate "same-store" gross sales revenue is determined by the sales made in stores open for at least 12 consecutive months and which did not remain closed for seven or more consecutive days in the period. Acquisitions in their first 12 months of operation are not included in the same-store calculation base.

GPA adopts the IPCA consumer price index as its benchmark inflation index, which is also used by the Brazilian Supermarkets Association (ABRAS), since it more accurately reflects the mix of products and brands sold by the Company. The IPCA in the 12 months ended December 2016 was 6.29%.

About GPA: GPA is Brazil’s largest retailer, with a distribution network comprising over 2,000 points of sale as well as electronic channels. Established in 1948 in São Paulo, it has its head office in the city and operations in 20 Brazilian states and the Federal District. With a strategy of focusing its decisions on customers and better serving them based on their consumer profile in the wide variety of shopping experiences it offers, GPA adopts a multi-business and multi-channel platform with brick-and-mortar stores and e-commerce operations divided into three business units: Multivarejo, which operates the supermarket, hypermarket and Minimercado store formats, as well as fuel stations and drugstores under the Pão de Açúcar and Extra banners; Assaí, which operates in the cash-and-carry wholesale segment; GPA Malls, which is responsible for managing the Group's real estate assets, expansion projects and new store openings; and Via Varejo’s discontinued operations, with its bricks and mortar electronics and home appliances stores under the Casas Bahia and Pontofrio banners, and the e-commerce segment.

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, the growth potential of the Company and the market and macroeconomic estimates are mere forecasts and were based on the expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, Brazil’s general economic performance, the industry and international markets, and are thus subject to change.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: February 24, 2017	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.